Act: 1933
Section:
Rule: 174
Public
Availability: 12/12/2005


RECD S.E.C.
DEC 1 4 2005
1086

December 12, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance


05074509

Re: Mercer International Inc.
Incoming Letter dated December 12, 2005

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the meanings ascribed to them in your letter.

- Mercer-WA may take into account the reporting history of Mercer in determining whether Mercer-WA is eligible to use Form S-3 or Form S-8 under the Securities Act and in determining whether Mercer-WA may provide information in a Form S-4 under the Securities Act in a manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

- Mercer's Exchange Act reporting history may be taken into account when determining Mercer-WA's compliance with the current public information requirements under Rule 144(c)(1) under the Securities Act. The most recent report or statement published by Mercer prior to the Conversion and the average weekly reported trading volume in Mercer Shares during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

PROCESSED
JAN 0 6 2006
THOMSON
FINANCIAL

- Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Mercer Shares will not be required to make any additional or amended filings solely as a result of the Conversion.

- The actions to be taken by Mercer-WA to assume the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- Without necessarily agreeing with your analysis, the Division will not object if Mercer and Mercer-WA omit the financial and other information required by Form S-4 from the Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, immediately after the Effective Time, the financial condition of Mercer-WA and its subsidiaries will be substantially the same as the financial condition of Mercer and its subsidiaries immediately prior to the Effective Time and that all information necessary for evaluation of the Conversion will be disclosed in the Proxy Statement/Prospectus.

- The Division will not recommend enforcement action to the Commission if (1) Mercer-WA does not register under the Securities Act its assumption of Mercer's obligations under the Mercer Debt Securities, and (2) Mercer-WA does not qualify supplemental indentures under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that Mercer-WA intends to deliver to the trustee under the indenture governing the Convertible Notes an opinion of counsel that such indenture authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the Convertible Notes for the purposes of effecting the Conversion and, in particular, changing the obligor from Mercer to Mercer-WA pursuant to the Conversion. We have further noted your representation that Mercer-WA will deliver to the trustee under the indenture governing the Senior Notes, if so required by the trustee, an opinion of counsel that such indenture authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the Senior Notes for the purposes of effecting the Conversion and, in particular, changing the obligor from Mercer to Mercer-WA pursuant to the Conversion.

- The Division will not recommend enforcement action to the Commission if the Mercer-WA Common Shares issuable upon conversion or redemption of the Convertible Notes are issued without registration under the Securities Act in reliance on your opinion as counsel that the exemption provided by Section 3(a)(9) of the Securities Act will be available for the exchange. In arriving at this position, we note that:

    1. The indenture pursuant to which the Convertible Notes were issued does not require the solicitation of, and neither Mercer-WA nor Mercer will solicit, the consent or vote of the holders of the Convertible Notes with respect to Mercer-WA's assumption of the obligations under the Convertible Notes;

    2. The indenture governing the Convertible Notes permits Mercer-WA, Mercer, and the trustee to execute supplemental indentures in connection with Mercer-WA's assumption of the obligations under the Convertible Notes without the consent or vote of the holders of the Convertible Notes; and

    3. No commission or other remuneration will be paid or given, directly or indirectly, in connection with the conversion or redemption of the Convertible Notes.

- Mercer-WA may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

You have not requested that the Division confirm your views regarding the applicability of Rule 414 under the Securities Act and Rule 12g-3 under the Exchange Act to the Conversion. Consequently, the Division is not expressing any view in this regard.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, this response expresses the Division's position on enforcement only and does not express any legal conclusion on the questions presented.

Sincerely,



Charles Kwon
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

December 12, 2005

Stewart L. Muglich
Sangra Moller, LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

RE: Mercer International Inc.

Dear Mr. Muglich:

In regard to your letter of December 12, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SANGRA MOLLER LLP

Barristers & Solicitors

1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

Telephone: (604) 662-8808
Facsimile: (604) 669-8803
www.sangramoller.com

Securities Act of 1933
Forms S-3, S-4 and S-8; Rules 144(c) and 144(e); Sections 2(a)(3), 3(a)(9) and 4(3)

Securities Exchange Act of 1934
Schedules 13D, 13G and 14A;
Trust Indenture Act

December 12, 2005

VIA COURIER & EMAIL

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Mercer International Inc.

We are writing on behalf of Mercer International Inc., a Massachusetts trust organized under the laws of the State of Washington ("Mercer"), and Mercer International Regco Inc., a corporation organized under the laws of the State of Washington ("Mercer-WA") and a wholly-owned subsidiary of Mercer. Mercer, through its subsidiaries, operates in the pulp and paper segment. Mercer proposes to change its legal form from that of a Massachusetts trust to a corporation organized under the laws of the State of Washington pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), among Mercer, Mercer-WA, and Mercer Delaware Inc. ("Mercer-DE"), a Delaware corporation and a wholly-owned subsidiary of Mercer-WA. To effect this change in legal form, Mercer will initially be reincorporated under the laws of the State of Delaware (the "Delaware Reincorporation") through the merger of Mercer with and into Mercer-DE, with Mercer-DE being the surviving corporation of such merger. Upon consummation of the Delaware Reincorporation, Mercer-DE will continue to be a wholly-owned subsidiary of Mercer-WA. Immediately thereafter, Mercer-DE will be reincorporated under the laws of the State of Washington (the "Washington Reincorporation"), through the merger of Mercer-DE with and into Mercer-WA, with Mercer-WA being the surviving corporation of such merger. The Delaware Reincorporation and Washington Reincorporation are collectively referred to as the "Conversion". As a result of the Conversion, Mercer-WA will succeed to all of the assets and liabilities of Mercer and will continue to conduct the business now conducted by Mercer and its subsidiaries.

Attached hereto as Appendix "A" is a chart which sets forth Mercer's current structure, the transitory corporate structure that will result from the consummation of the Delaware Reincorporation and the final corporate structure that will result from the consummation of the Washington Reincorporation and the completion of the Conversion.

As more fully described below, the Conversion will be initiated through the Delaware Reincorporation which will involve the merger of Mercer with and into Mercer-DE, with Mercer-DE being the surviving corporation of such merger. Mercer-DE is a newly incorporated corporation formed specifically to effect the Conversion and has no assets, liabilities or operations. Pursuant to the Merger Agreement, each outstanding share of beneficial interest of Mercer, par value $1.00 per share (the "Mercer Shares"), will convert into one common share of Mercer-WA (the "Mercer-WA Common Shares") upon consummation of the Delaware Reincorporation and the shareholders of Mercer will become the shareholders of Mercer-WA. Immediately subsequent to the Delaware Reincorporation, Mercer-DE will, pursuant to the Washington Reincorporation, merge with and into Mercer-WA with Mercer-WA being the surviving corporation. Mercer-WA is a newly incorporated corporation formed specifically to effect the Conversion and has no assets (other than holding the shares of Mercer-DE), liabilities or operations.

On July 18, 2005, Mercer-WA filed a Registration Statement on Form S-4 (Registration No. 333-126683) (the "Registration Statement on Form S-4") under the *Securities Act of 1933*, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"). The Registration Statement on Form S-4 contains the preliminary proxy statement of Mercer and the preliminary prospectus of Mercer-WA (the "Proxy Statement/Prospectus"). On September 22, 2005, Mercer-WA filed Amendment No. 1 to the Registration Statement on Form S-4 with the SEC. This registration statement has yet to be declared effective. The Delaware Reincorporation, the Merger Agreement and certain ancillary amendments to Mercer's Declaration of Trust must be approved by the shareholders of Mercer and a special meeting of the shareholders will be called shortly to approve the same as provided for in the Proxy Statement/Prospectus.

I. NO-ACTION REQUESTS

On behalf of Mercer and Mercer-WA, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to the following issues arising under the Securities Act, the *Securities Exchange Act of 1934*, as amended (the "Exchange Act"), and the *Trust Indenture Act of 1939*, as amended (the "Trust Indenture Act"), in connection with the Conversion:

A. Forms S-3, S-4 and S-8. The reporting history and status of Mercer prior to the Conversion may be considered in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Mercer-WA.

B. Rule 144(c)(1) and (e). Mercer's reporting history and status and the most recent report or statement published by Mercer prior to the Conversion and the average weekly reported trading volume in Mercer Shares during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Mercer-WA has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Mercer-WA Common Shares that may be sold pursuant to Rule 144(e) under the Securities Act.

C. Schedules 13D and 13G. Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Mercer Shares will not be required to file any additional or amended statements or forms as a result of the Conversion, but may note in their next filings that Mercer-WA is the successor issuer to Mercer.

D. Item 10 of Schedule 14A. Actions taken with respect to the assumption by Mercer-WA of the obligations of Mercer under the Stock-Based Benefit Plans (as hereinafter defined) do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

E. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A. Certain information required by Form S-4 may be omitted from the Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A under the Exchange Act pursuant to Instruction 4 to Item 14 of Schedule 14A.

F. Supplemental Indentures: Securities Act and Trust Indenture Act. Mercer-WA's assumption of Mercer's obligations under the Mercer Debt Securities (as defined below) and the execution of a supplemental indenture by Mercer-WA under the terms of the indenture dated as of October 10, 2003 governing the 8.5% Convertible Senior Subordinated Notes due 2010 (the "Convertible Notes") or, if required, under the terms of the indenture dated as of February 14, 2005 governing the 9.25% Senior Notes due 2013 (the "Senior Notes") will not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration of the Mercer Debt Securities assumed by Mercer-WA under the Securities Act or qualification of the supplemental indentures under the Trust Indenture Act.

G. Availability of Section 3(a)(9) Exemption. Mercer-WA Common Shares issuable upon conversion or redemption of the Convertible Notes after consummation of the Conversion may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

H. Section 4(3) Prospectus Delivery Requirement. With respect to the Mercer-WA Common Shares issued in connection with the Conversion, dealers of Mercer-WA Common Shares need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

We note that the Division has granted relief similar to that requested by this letter in several holding company formations and reincorporation transactions. *See generally, Weatherford International, Inc.* (available June 26, 2002), *Nabors Industries, Inc.* (available April 12, 2002); and *Reliant Energy, Incorporated* (available December 21, 2001). In addition, the Division has granted relief similar to that requested by this letter in *NUI Corporation* (available December 22, 2000); *T. Rowe Price Associates, Inc.* (available April 28, 2000); *Newmont Mining Corporation* (available April 27, 2000); *Lexmark International Group Inc.* (available March 14, 2000); *IPC Information Systems, Inc.* (available May 20, 1999); *Central Maine Power Company* (available October 28, 1998); *Startec Global Communications Corporation* (available July 1, 1998); *El Paso Natural Gas Company* (available May 21, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998); *Idaho Power Company* (available March 16, 1998); *Consolidated Edison Company of New York, Inc.* (available October 31, 1997); *Rouge Steel, Inc.* (available April 22, 1997); *Boston Edison Company* (available February 24, 1997); *Halliburton Company* (available December 11, 1996); *Toys "R" Us, Inc.* (available December 1, 1995); *Provident Life and Accident Insurance Company* (available November 29, 1995); *Union Carbide Corporation* (available April 15, 1994); and *Clevepak Corporation* (available April 22, 1985). We are not aware of any prior no-action letter from the Division relating to a transaction strictly like the Conversion.

II. THE COMPANIES

Mercer

Mercer was originally organized as a Massachusetts trust in 1968. Mercer is one of the largest producers of market northern bleached softwood kraft pulp in the world. Mercer's operations are currently located primarily in Germany and western Canada.

The authorized capital stock of Mercer consists of an unlimited number of shares of beneficial interest and fifty million preferred shares. The Mercer Shares are quoted for trading on the Nasdaq National Market and listed for trading on the Toronto Stock Exchange. As of December 1, 2005, there were approximately 33,169,140 Mercer Shares outstanding held by approximately 486 holders of record. There are no preferred shares currently outstanding. However, pursuant to Mercer's shareholders' rights plan dated December 23, 2003, as amended (the "Rights Plan"), attached to each Mercer Share is one associated preferred stock purchase right entitling the holder thereof to purchase one one-hundredth of a Series A preferred share at an exercise price of $75.00, subject to adjustment. Pursuant to the Rights Plan and subject to certain exceptions, upon the earlier of ten days following the date that a person or group: (i) acquires 15 percent of the aggregate of the outstanding Mercer Shares and Mercer Shares issuable upon conversion of the outstanding Convertible Notes as if the then outstanding Convertible Notes had been fully converted, referred to as the "Issuable Note Shares"; or (ii) announces a tender offer or exchange offer for outstanding Mercer Shares that could result in the offeror becoming the beneficial owner of 15 percent or more of the aggregate of the outstanding Mercer Shares and Issuable Note Shares (the "Distribution Date"), the rights granted to Mercer's shareholders will become exercisable to purchase Mercer Shares at a price substantially discounted from the then applicable market price. Until the Distribution Date, the rights remain attached to and may only be transferred with the Mercer Shares. As of and after the Distribution Date, the rights will be evidenced by separate rights certificates and may be transferred by the transfer of such rights certificates. Pursuant to the Rights Plan, the occurrence of certain events involving a person or group becoming the beneficial owner of 15 percent or more of the outstanding Mercer Shares and Issuable Note Shares (subject to limited exceptions) shall constitute a "Triggering Event". Upon the occurrence of a Triggering Event, the rights shall entitle holders, pursuant to the Rights Plan, to receive Mercer Shares in lieu of preferred shares. Under the Conversion, each preferred stock purchase right associated with a Mercer Share will convert to a right to acquire a Series A preferred share of Mercer-WA upon consummation of the Delaware Reincorporation on the same terms and conditions set out in the Rights Plan. Mercer-WA will not issue any new preferred stock purchase rights under the Conversion. Following the Conversion, the Rights Plan will be assumed by Mercer-WA on substantially the same terms and conditions. In addition, the Rights Plan provides that if a merger agreement has been approved by the board of trustees of Mercer prior to a Triggering Event, then such will not constitute a Triggering Event under the Rights Plan. The Merger Agreement has been approved by the board of trustees of Mercer and therefore the Conversion does not constitute a Triggering Event under the Rights Plan.

Mercer maintains and sponsors stock compensations plans including, without limitation, the 1992 Amended and Restated Stock Option Plan and the 2004 Incentive Stock Plan (these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). The securities underlying each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8. Mercer also has a currently effective shelf registration statement on Form S-3 with respect to $500,000,000 maximum aggregate offering amount of debt and equity securities (Registration No. 333-121172) under which the Senior Notes and 10,768,700 Mercer Shares issued in connection with the acquisition of substantially all of the assets of Stone Venepal (Celgar) Pulp Inc. were registered, a currently effective resale registration statement on Form S-3 with respect to 4,210,526 Mercer Shares which were issued under exemptions from the registration requirements of the Securities Act in connection with the acquisition of substantially all of the assets of Stone Venepal (Celgar) Pulp Inc. (Registration No. 333-125808) and a resale registration statement on Form S-3 relating to the Convertible Notes and an indeterminate number of Mercer Shares issuable upon the conversion or repurchase of the Convertible Notes (333-111118)[1]. All of the foregoing registration statements are collectively referred to herein as the "Registration Statements."

As of December 1, 2005, Mercer had the following debt securities issued and outstanding: (i) $82,500,000 original principal amount of Convertible Notes; and (ii) $310,000,000 original principal amount of Senior Notes (collectively with the Convertible Notes identified in clause (i), the "Mercer Debt Securities").

The Mercer Shares and associated preferred stock purchase rights are currently registered under Section 12(g) of the Exchange Act. In our opinion, upon consummation of the Conversion, Mercer-WA would be deemed a successor to the effective registration statements filed by Mercer under Section 12(g) of the Exchange Act pursuant to Rule 12g-3. Upon consummation of the Conversion, the Mercer-WA Common Shares and associated preferred stock purchase rights will be deemed to be registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-3 and Mercer-WA will file with the SEC a Form 8-K relating to the succession of Mercer-WA pursuant to Rule 12g-3(f). In addition, pursuant to Rule 15d-5 under the Exchange Act, Mercer-WA, as successor to Mercer, will be deemed to have assumed the obligation of Mercer to file and will file reports in accordance with Section 15(d) under the Exchange Act and the rules and regulations thereunder on the same forms as Mercer. In this regard, Mercer-WA will succeed to Mercer's accelerated filer status and will comply with the requirements of the Exchange Act that apply to accelerated filers.

Furthermore, Mercer-WA will succeed to the effective Registration Statements of Mercer upon consummation of the Conversion and will adopt all of the effective Registration Statements of Mercer by filing post-effective amendments to such Registration Statements pursuant to Rule 414 under the Securities Act. In this regard, we note that (i) Mercer-DE and Mercer-WA were incorporated in connection with the Conversion and have no material assets or capitalization unrelated to the Conversion and have not engaged in any business or other activities other than in connection with the Conversion, (ii) the Conversion will be effected in accordance with applicable law and Mercer's Declaration of Trust through the Delaware Reincorporation, to be immediately followed by the Washington Reincorporation, with Mercer-WA being the ultimate successor to Mercer and acquiring all of the assets and assuming all of the liabilities and obligations of Mercer, (iii) the terms of the Conversion will be set out in the Proxy Statement/Prospectus to be delivered to shareholders of Mercer in connection with a special meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act, and (iv) at the special meeting shareholder approval, *inter alia*, of the Delaware Reincorporation and Merger Agreement will be sought. Under applicable law, shareholder approval is required for the Delaware Reincorporation, but is not required for

[1] The offering contemplated by this registration statement has terminated due to the expiration of Mercer's obligations to maintain the effectiveness of the registration statement. Mercer has filed a post-effective amendment to this registration statement to deregister the securities registered thereunder as remain unsold as of the termination of such offering.

the Washington Reincorporation. As a result, Mercer will not be seeking shareholder approval for the Washington Reincorporation.

Mercer-WA

Mercer-WA is a newly formed corporation incorporated under the laws of the State of Washington and is a wholly-owned subsidiary of Mercer. Mercer-WA has no assets (other than the shares of Mercer-DE) or capitalization and has not engaged in any business or prior activities other than in connection with its formation and the Conversion and related transactions. As a result of the Conversion, it will become the successor to Mercer. As of the effective time of the Conversion (the "Effective Time"), the authorized share capital of Mercer-WA will be two hundred million Mercer-WA Common Shares, $1.00 par value, and fifty million preferred shares, $1.00 par value. As a result of the Conversion, each outstanding Mercer Share will convert into one Mercer-WA Common Share. The Mercer shareholders will become the shareholders of Mercer-WA and will own exactly the same number of common shares in Mercer-WA immediately after the Conversion as they owned in Mercer immediately before the Conversion.

Mercer-DE

Mercer-DE is a newly formed Delaware corporation and a wholly-owned subsidiary of Mercer-WA and an indirect, wholly-owned subsidiary of Mercer. Mercer-DE was formed to accomplish the proposed Conversion and will merge with Mercer pursuant to the Delaware Reincorporation. It has no assets or capitalization and has not engaged in any business or other activities to date except in connection with its formation and the Conversion and related transactions.

III. THE CONVERSION

The Conversion will be accomplished as follows:

1. Pursuant to the Merger Agreement, Mercer will be reincorporated as a corporation organized under Delaware law through the Delaware Reincorporation involving a merger of Mercer with and into Mercer-DE, with Mercer-DE being the surviving entity of such merger;

2. Pursuant to the Merger Agreement, each outstanding Mercer Share will convert into one Mercer-WA Common Share upon consummation of the Delaware Reincorporation. The Mercer Shareholders will become the shareholders of Mercer-WA and will own exactly the same number of common shares in Mercer-WA immediately after the Conversion as they owned in Mercer immediately before the Conversion. The one common share of Mercer-WA held by Mercer will be cancelled; and

3. Immediately following the Delaware Reincorporation, Mercer-DE and Mercer-WA will consummate the final step of the Conversion whereby Mercer-DE will merge with and into Mercer-WA in accordance with the applicable provisions of Washington and Delaware law, with Mercer WA being the surviving entity of such merger, with the result that Mercer will be reincorporated as a Washington corporation. As Mercer-DE is a wholly-owned subsidiary of Mercer-WA, no shareholder approval for the Washington Reincorporation is required under Section 253 of the

Delaware General Corporate Law ("DGCL") or Section 23B.11.040 of the *Washington Business Corporation Act* ("WBCA").

The principal reasons for the conversion are to extend the limited life of Mercer to an indefinite term, and to increase the operational flexibility and potential entitlement to additional benefits and advantages of operating as a corporation and reduce certain administrative burdens and costs of operating as a Massachusetts trust. A Massachusetts trust organized under the laws of the State of Washington is considered a separate legal entity under Washington law, however with a limited existence as set out in its declaration of trust. Mercer's Declaration of Trust provides that it will continue until the expiry of twenty years after the death of the last survivor of those persons named therein. As a corporation organized under the laws of Washington state it would have a perpetual existence and continue until wound-up or liquidated by its shareholders or by operation of law. As a corporation, Mercer would also have greater operational flexibility and may be entitled to certain securities, tax and regulatory benefits and advantages, including those related to cross-border operations and transactions such as a preferential treatment on foreign withholding taxes on interest and other amounts paid by foreign subsidiaries to a United States corporation, that would not otherwise be available to a Massachusetts trust or the availability of which are uncertain and require confirmation through time consuming and costly applications to obtain exemptive regulatory relief. In addition, the legal form of a Massachusetts trust is not as familiar outside the United States which results in certain administrative burdens and costs when dealing with non-U.S. regulatory authorities or other third parties.

Pursuant to the Delaware Reincorporation, the shareholders of Mercer will receive Mercer-WA Common Shares in exchange for their Mercer Shares. Mercer-WA has filed a Registration Statement on Form S-4 with the SEC to register the Mercer-WA Common Shares and associated preferred stock purchase rights to be issued in connection with the Conversion. As the Washington Reincorporation will constitute a short form merger of a wholly-owned subsidiary with its parent corporation, no securities will be issued and, accordingly, it is our opinion that the merger of Mercer-DE and Mercer-WA pursuant to the Washington Reincorporation is not a registerable event under the Securities Act.

The Conversion must be approved by the shareholders of Mercer and a special meeting of the shareholders will be called shortly to approve the Delaware Reincorporation, the Merger Agreement and the other matters set forth in the Proxy Statement/Prospectus. The Board of Trustees of Mercer has approved the Conversion of Mercer from a trust to a corporation. The Merger Agreement will be entered into immediately prior to when the Registration Statement on Form S-4 relating to the Conversion has been declared effective by the SEC.

Generally, for U.S. federal income tax purposes, a holder of Mercer Shares will not recognize a gain or loss upon the receipt of Mercer-WA Common Shares in exchange for such Mercer Shares in connection with the Conversion.

Chapter 23.90 of the *Revised Code of Washington* and the WBCA do not expressly provide that a Massachusetts trust can convert to or merge with a Washington corporation. It is our opinion, however, that Chapter 23.90 of the *Revised Code of Washington* does permit a Massachusetts trust to merge with and into a foreign corporation if its declaration of trust and the laws of the foreign jurisdiction so provide. The laws of the State of Delaware provide, under Section 3815 of the Delaware *Business Trust Act*, that a foreign or domestic business trust can reincorporate as a Delaware corporation by merging with and into a Delaware corporation. The WBCA permits a foreign corporation to merge with a domestic corporation. Therefore, to consummate the Conversion, Mercer will reincorporate in Delaware first by merging with and into Mercer-DE. Immediately thereafter the Washington Reincorporation will be consummated pursuant to Section 23B.11.040 of the WBCA and Section 253 of the DGCL. Under applicable law, shareholder approval is required for the Delaware Reincorporation, but is not required for the Washington Reincorporation. Therefore, in our opinion, the Conversion will, upon approval of the proposed amendments to Mercer's Declaration of Trust and the filing of the necessary documentation with the relevant regulatory authorities, be in accordance with Mercer's Declaration of Trust and applicable law in the State of Washington.

Immediately following the Conversion, the Mercer-WA Common Shares will, subject to regulatory approval, be quoted for trading on the Nasdaq National Market under the symbol "MERC" and listed for trading on the Toronto Stock Exchange under the symbol "MRI.U". Mercer's current symbol on the Nasdaq National Market is "MERCS" with the "S" designating shares of beneficial interest. This designation will be dropped when the Conversion is consummated as Mercer-WA will have common stock. The symbol on the Toronto Stock Exchange will remain unchanged.

When the Conversion is completed, all of the trustees and all of the executive officers of Mercer will become the directors and executive officers of Mercer-WA. The consolidated capitalization, assets and liabilities of Mercer-WA immediately following the Conversion will be substantially the same as those of Mercer immediately prior to the Conversion.

Upon consummation of the Conversion, the Stock-Based Benefit Plans will be amended in accordance with their terms to provide that Mercer-WA Common Shares will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Mercer-WA Common Shares for Mercer Shares. The Proxy Statement/Prospectus discloses to the Mercer shareholders that approval of the Delaware Reincorporation by the Mercer shareholders will also constitute approval of the amendments to the Stock-Based Benefit Plans.

The Declaration of Trust and Trustees Regulations of Mercer and the Articles and By-Laws of Mercer-WA (collectively, the "Charter Documents"), interpreted in light of the laws of the State of Washington reflect similar corporate powers and limitations and shareholder rights. A comparison of the respective Charter Documents of Mercer and Mercer-WA is set forth in the Proxy Statement/Prospectus under the heading "Adoption and Approval of Proposed Delaware Reincorporation – Comparison of Shareholder Rights". As the nature of the legislation in the State of Washington governing a Massachusetts trust and a corporation provides that the Washington corporate legislation applies to a Massachusetts trust organized under Washington State law, no statutory comparisons have been made.

Mercer-WA will execute a supplemental indenture to the indenture relating to the Convertible Notes to provide that, upon conversion or redemption of the Convertible Notes, Mercer-WA Common Shares will be issued in lieu of Mercer Shares. No holder of Mercer Debt Securities, in their capacity as such, have the right to vote upon or contest the Conversion. Furthermore, the indenture relating to the Senior Notes does not provide that a supplemental indenture is required in connection with the Conversion and preliminary discussions with the trustee under the indenture relating to the Senior Notes have indicated that it will not be requiring the execution of a supplemental indenture in connection with the Conversion. Should the trustee so require or should Mercer-WA so determine, for good housekeeping purposes, Mercer-WA may execute a supplemental indenture to the indenture relating to the Senior Notes to evidence that Mercer-WA has succeeded to the obligations under the Senior Notes.

IV. LEGAL DISCUSSION

A. S-3, S-4 and S-8 Eligibility Requirements

It is our opinion that Mercer-WA will be entitled to rely on General Instruction I.A.7 to Form S-3 in determining whether it shall be deemed to have satisfied the conditions set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3. General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for purposes of changing the state of incorporation or forming a holding company; and (iii) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

As a result of the Conversion, the legal form of Mercer will change from a Massachussetts trust to a corporation organized under the laws of the State of Washington. Mercer-WA will become the successor registrant under the Exchange Act to Mercer following the Conversion pursuant to Rule 12g-3(a) thereunder. Mercer, the predecessor to Mercer-WA, will, at the Effective Time of the Conversion, have met conditions 1, 2, 3 and 5 of General Instruction I.A. to Form S-3 and Mercer-WA thereafter will comply with these conditions. The effect of the Conversion is to create a new "holding company", being Mercer-WA, to succeed to Mercer which functions as a "holding business trust". See *NUI Corporation*, supra, and *T.Rowe Price Associates, Inc.*, supra. Mercer currently operates, and Mercer-WA on completion of the Conversion will operate, its business principally through its subsidiaries. All of Mercer's pulp and paper assets and operations are owned by, and conducted through, subsidiaries of Mercer. On completion of the Conversion, those pulp and paper assets and operations will be owned by, and continue to be conducted through the same subsidiaries, which will then be owned by Mercer-WA. Based upon the foregoing, it is our opinion that Mercer-WA should be entitled to register its securities under Form S-3 because, in substance, Mercer and Mercer W-A are identical issuers and shareholders of Mercer will receive substantially identical securities of Mercer-WA, which will have identical operations, assets and indebtedness as Mercer. Further, the officers, directors and management of Mercer-WA will be identical to Mercer. Accordingly, we are of the opinion that after the Conversion is completed Mercer-WA should be entitled to take into account Mercer's reporting history and status prior to the effective time of the Conversion in determining whether Mercer-WA is eligible to use Form S-3 as Mercer-WA will meet the conditions set out in General Instruction I.A.7 to Form S-3 following the Conversion. See *Newmont Mining Corporation*, supra, *Lexmark International Group Inc.*, supra, *Union Carbide Corporation*, supra *Boston Edison Company*, supra, *Provident Life and Accident Insurance Company of America* supra and *Clevepak Corporation*. See also *Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra, and *Reliant Energy Incorporated*, supra.

For the reasons stated above, we are of the opinion that Mercer-WA should also be entitled to take into account Mercer's reporting history and status prior to the Conversion in determining whether Mercer-WA "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4.

Similarly, it is our opinion that Mercer-WA should be entitled to rely on the prior reporting history and status, including the annual reports, of Mercer in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8 as to the Stock-Based Benefit Plans. We note that the Division has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Weatherford International, Inc.,* supra, *Nabors Industries, Inc.,* supra and *Reliant Energy, Incorporated,* supra.

B. Rule 144(c)(1) and (e)

We recognize that affiliates of Mercer-WA, who desire to sell Mercer-WA Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Mercer-WA, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer has: (i) securities registered pursuant to Section 12 of the Exchange Act or pursuant to the *Securities Act of 1933*; (ii) been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities; and (iii) filed all of the reports required to be filed by it under Section 13 or 15(d) of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Mercer-WA from utilizing Rule 144 during the first 90 days after the Effective Time, we are of the opinion that Mercer-WA should be entitled to take the prior reporting history and status of Mercer into account for purposes of satisfying the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Mercer-WA would be adequate and current. Mercer has been a reporting company under the Exchange Act for many years. All reports required to be filed by Mercer under the Exchange Act have been timely filed or will be timely filed prior to the Conversion, including a current report on Form 8-K with respect to Mercer's consummation of the Conversion. Similarly, Mercer-WA will be subject to the reporting requirements of Section 13 of the Exchange Act following the Conversion. Mercer-WA will have the same assets, businesses, management and operations as Mercer prior to the Conversion. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting of Mercer and the continuing reporting that will be made by Mercer-WA (on a consolidated basis). The Division has taken similar positions in the context of comparable transactions. *See, e.g., Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated,* supra.

For the same reasons, we conclude that, for purposes of Rule 144, the most recent report or statement published by Mercer prior to the Conversion and the average weekly reported volume of trading in Mercer Shares during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Conversion may be taken into account by holders of Mercer-WA Common Shares in determining the applicable limitation on the amount of Mercer-WA Common Shares which may be sold in compliance with Rule 144(e)(1) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Conversion. *See, e.g., Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated,* supra.

Accordingly, we respectfully request that you concur in our opinion that Mercer's prior reporting history and status and the most recent report or statement published by Mercer prior to the Conversion and the average weekly reported trading volume in Mercer Shares during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Mercer-WA has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

C. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Conversion, Mercer-WA will represent the same company on a consolidated basis as did Mercer immediately prior to the Conversion. Consequently, any person who, prior to the Conversion, has filed a Schedule 13D or 13G for Mercer Shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Mercer-WA is deemed the successor corporation to Mercer for purposes of filings under Section 13(d). *See, Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated,* supra.

Based on the foregoing, we respectfully request that you concur in our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interest in Mercer Shares will not be required to file any additional or amended statements or forms, but may note in their next subsequent filing that Mercer-WA is the successor issuer to Mercer.

D. Item 10 of Schedule 14A

Under the Conversion, Mercer-WA will assume and continue the Stock-Based Benefit Plans without any modification and each outstanding award of or option to purchase Mercer Shares granted pursuant to any of the Stock-Based Benefit Plans will be converted into an award of or option to purchase the same number of Mercer-WA Common Shares, with the same terms, rights and conditions as the corresponding Mercer award or option. The assumption by Mercer-WA of the rights and obligations of Mercer under the Stock-Based Benefit Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the Stock-Based

Benefit Plans under Item 10 of Schedule 14A. The assumption by Mercer-WA of the obligations of Mercer under the Stock-Based Benefit Plans will not constitute the approval of a new compensation plan under which equity securities of Mercer-WA will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the Stock-Based Benefit Plans but simply a conversion of existing rights and an assumption and continuation of existing plans without amendment or modification. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by Mercer-WA of the obligations of Mercer under the Stock-Based Benefit Plans do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Division has taken similar positions with respect to Item 10 in the context of transactions similar to the Conversion. *See, e.g., Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated*, supra. We note that the Registration Statement on Form S-4 includes information on the effects of the Conversion on the Stock-Based Benefit Plans so existing shareholders will be fully aware that there will be no amendments or modifications to such plans which will result from the Conversion.

Based upon the foregoing, we respectfully request that you concur in our opinion that the actions to be taken with respect to the assumption by Mercer-WA of the obligations of Mercer under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

E. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A

As noted above, the Proxy Statement/Prospectus has been filed by Mercer-WA under cover of the Registration Statement on Form S-4. Item 3(d), (e) and (f) and Item 5 of Form S-4 require that a prospectus filed as part of a Registration Statement on Form S-4 include the following disclosures: (a) the selected financial data required by Item 301 of Regulation S-K; (b) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (c) the book value per share on an historical and pro forma basis as of the date the selected financial data is presented, and cash dividends and income (loss) per share on an historical and pro forma basis for the periods for which selected financial data is presented; and (d) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical financial and other information with respect to the registrant and the company being acquired.

The Division has previously taken the position that an issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A under the Exchange Act. Item 14 of Schedule 14A requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C of Part I (Items 10-17) of Form S-4. Instruction 4 to Item 14 of Schedule 14A, however, states that the information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger which involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or a spin-off."

In this regard, immediately prior to the Conversion, Mercer-WA will be a wholly-owned subsidiary of Mercer and no liquidation or spin-off will occur as a result of the Conversion. The consolidated assets, liabilities, business and operations of Mercer-WA and its subsidiaries immediately after the Effective Time of the Conversion will be the same as the consolidated assets, liabilities, business and operations of Mercer and its subsidiaries immediately prior to the Effective Time of the Conversion and the financial condition of Mercer-WA and its subsidiaries immediately after the Effective Time of the Conversion will be substantially the same as the financial condition of Mercer and its subsidiaries immediately prior to the Effective Time of the Conversion. Information relating to Mercer but omitted from the Registration Statement on Form S-4 is contained or incorporated by reference in the Registration Statement on Form S-4. Mercer-DE and Mercer-WA were formed specifically to effect the Conversion and have no assets, liabilities or operations. As a result, a presentation of the selected financial data and the selected financial data prepared on a pro-forma basis, as prescribed by Item 301 of Regulation S-K, the book value per share, cash dividends and income (loss) per share on an historical and pro-forma basis and the pro-forma financial information prescribed by Article 11 of Regulation S-X as well as the historical financial and other information required by Subparts B and C of Part I of Form S-4, would not provide any meaningful disclosure as it is the same both before and after the Conversion and it would, therefore, be unnecessary to include such information in the Registration Statement on Form S-4 for Mercer shareholders to make an informed decision relating to the Conversion. All information necessary for the evaluation of the Conversion by Mercer's shareholders will be presented in the Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A.

Accordingly, we respectfully request that the Division concur with our opinion that Mercer and Mercer-WA may omit from the Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act, e.g., Item 3(d), (e) and (f), Item 5 and Subparts B and C (Items 10-17) of Part I of Form S-4. The Division has taken similar positions with respect to the required contents of a Form S-4 in contexts similar to the Conversion. See, e.g., *Payless ShoeSource, Inc.*, *Idaho Power Company*, *Startec Global Communications Company* and *Consolidated Edison Company of New York, Inc.*, supra.

F. Supplemental Indentures: Securities Act and Trust Indenture Act

Mercer-WA will assume all of Mercer's liabilities and obligations under the Mercer Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on the Mercer Debt Securities.

Mercer-WA will enter into a supplemental indenture with the trustee under the indenture governing the Convertible Notes to assume and succeed to the obligations of Mercer thereunder. The indenture governing the Convertible Notes authorizes the trustee to enter into such supplemental indenture without the vote or consent of the holders of the Convertible Notes for the purposes of effecting the Conversion and changing the obligor thereunder from Mercer to Mercer-WA pursuant to the Conversion. Mercer-WA will deliver to such trustee an opinion of counsel to that effect. The supplemental indenture will be filed with the SEC under Form 8-K before final consummation of the Conversion.

The indenture pursuant to which the Senior Notes were issued specifically contemplates a transaction such as the Conversion without any further action on the part of the trustee, Mercer or Mercer-WA. The indenture governing the Senior Notes also permits changing the obligor thereunder from Mercer to Mercer-WA pursuant to the Conversion without the vote or consent of the holders of the Senior Notes. The relevant provision in this indenture provides that the restrictions on consolidations or mergers which would require the execution of a supplemental indenture and the delivery of a legal opinion do not apply to a conversion of Mercer from a business trust into a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, including by way of a merger with an affiliate. The trustee under this indenture may require Mercer-WA to, or Mercer-WA, for good housekeeping purposes, may execute a supplemental indenture as a result of the transactions contemplated by the Conversion to evidence that Mercer-WA has succeeded to the obligations under the Senior Notes. If so required by the trustee under the Senior Note indenture, Mercer-WA will deliver to such trustee an opinion of counsel that the trustee is authorized under the indenture to enter into such supplemental indenture without the vote or consent of the holders of the Senior Notes for the purposes of effecting the Conversion and changing the obligor from Mercer to Mercer-WA pursuant to the Conversion. Preliminary discussions with such trustee have indicated that it will not be requiring the execution of a supplemental indenture in connection with the Conversion. The supplemental indenture, if executed, will be filed with the SEC under Form 8-K before final consummation of the Conversion.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." Under the terms of the indentures, no holder of Mercer Debt Securities, in their capacity as such, will have any right to vote upon or contest the Conversion. As a result, such holders are not making a "new" investment decision with respect to a new security. Further, holders of these securities are not paying any consideration or giving up any rights or anything else of value. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, registration of such Mercer Debt Securities assumed by Mercer-WA as a result of the Conversion is not required under the Securities Act. *See, Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated,* supra.

For the same reasons, the assumption by Mercer-WA of the obligations of Mercer under the Mercer Debt Securities, including the obligation to issue Mercer-WA Common Shares upon conversion of the Convertible Notes, will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(a)(3) of the Securities Act. Accordingly, qualification of the supplemental indenture relating to the Convertible Notes and, if executed, the Senior Notes is not required under the Trust Indenture Act. *See, Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated,* supra.

The purposes for which the supplemental indentures will, or may, be executed are contemplated and authorized by the indenture governing the Convertible Notes and the indenture governing the Senior Notes specifically contemplates the Conversion without any further action or authorization. Accordingly, we request your concurrence in our opinion that the assumption by Mercer-WA of the obligations and liabilities of Mercer under the Mercer Debt Securities and the execution of the supplemental indentures will not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and, as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act, registration is not required under the Securities Act of the Mercer Debt Securities assumed by Mercer-WA nor is qualification of the supplemental indentures required under the Trust Indenture Act.

G. Availability of Section 3(a)(9) Exemption

The issuance of Mercer-WA Common Shares upon conversion or redemption of the Convertible Notes will constitute "sales" under Section 2(a)(3) of the Securities Act. However, as to such issuances upon conversion or redemption, Section 3(a)(9) of the Securities Act provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

In the past, the Division has taken a no-action position on the basis of Section 3(a)(9) in situations that are similar to the situation presented in this letter. *See, e.g., Weatherford International, Inc.,* supra and *Nabors Industries, Inc.,* supra. In taking such a position, the Division has noted that: (a) the indentures pursuant to which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent or vote of the holders of the convertible securities with respect to the subject transaction, or the adjustment of the conversion feature; (b) the indenture under which the convertible securities were issued permitted the issuer and the trustee to execute a supplemental indenture without the consent or vote of the holders of the convertible securities; and (c) no commission or other remuneration was paid or given, directly or indirectly, in connection with the conversion of the convertible securities. *See, Weatherford International, Inc.,* supra and *Nabors Industries Inc.,* supra.

In the present case, the indenture pursuant to which the Convertible Notes were issued does not require the solicitation of, and neither Mercer-WA nor Mercer will solicit, the consent or vote of the holders of the Convertible Notes (in their capacity as such) with respect to the assumption of the obligations under the Convertible Notes by Mercer-WA, or the adjustment of the conversion features of such securities. Such indenture permits supplemental indentures to be executed by Mercer-WA, the relevant trustee and Mercer without the consent or vote of the holders of the Convertible Notes in connection with the assumption of the obligations under the Convertible Notes by Mercer-WA. Finally, no commission or other remuneration will be paid or given, directly or indirectly, to the holders of the Convertible Notes in connection with the conversion into Mercer-WA's Common Shares, or the issuance of Mercer-WA's Common Shares upon redemption of the Convertible Notes.

As a practical matter, the holders of the Convertible Notes will look to the credit quality of Mercer-WA in evaluating the Convertible Notes. Consequently, as Mercer-WA will assume all of the obligations, assets and liabilities of Mercer pursuant to the Conversion there will be no economic consequence to the Conversion as it relates to the holders of the Convertible Notes who will regard the value of their investments resulting from the conversion feature to be in the Mercer-WA Common Shares to be issued upon the conversion or redemption of their Convertible Notes. In summary, the holders of the Convertible Notes properly have the same expectations, and for purposes of Section 3(a)(9) should be treated in the same manner, as would holders of securities of Mercer-WA that are convertible into Mercer-WA Common Shares.

Accordingly, we respectfully request that you concur in our opinion that following Mercer-WA's assumption of the Convertible Notes, Mercer-WA Common Shares issuable upon conversion or redemption of the Convertible Notes after consummation of the Conversion may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

H. Section 4(3) Prospectus Delivery Requirement

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act by a dealer if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. Mercer has been a reporting company under the Exchange Act for many years. Mercer-WA will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, business and operations as Mercer had, on a consolidated basis, immediately before the Effective Time, and will be the successor to Mercer. Accordingly, we are of the opinion that dealers, as defined in the applicable legislation, of Mercer-WA Common Shares should be exempt from the prospectus delivery requirement of Section 4(3) of the Securities Act by reason of Rule 174(b). The Division has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Conversion. *See, e.g., Weatherford International, Inc.*, supra, *Nabors Industries, Inc.*, supra and *Reliant Energy, Incorporated*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that dealers of Mercer-WA Common Shares need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

V. CONCLUSION

For the reasons set forth above, we respectfully request that the Division concur with our opinions on the matters discussed herein. If the Division contemplates issuing a response that differs from our opinions set forth above, we respectfully request the opportunity for a conference to discuss our opinions further. If you require additional information or would like to discuss any of the foregoing matters, please do not hesitate to contact the undersigned at (604) 692-3023 or my partner, Harj S. Sangra at (604) 692-3022.

SANGRA MOLLER LLP

Per:

Stewart L. Muglich
(New York State Bar #098563)

SM/nc

cc: Mercer International Inc.
Attn: David Gandossi, CFO

cc: H.S. Sangra

APPENDIX "A"

Current Structure



Mercer
(Washington)
Zellstoff Celgar Limited
(British Columbia, Canada)
Mercer-WA
(Washington)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-Rosenthal GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)
Mercer-DE
(Delaware)

Proposed Transitory Structure



Mercer-WA
(Washington)
Mercer-DE
(Delaware)
Zellstoff Celgar Limited
(British Columbia, Canada)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-Rosenthal GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)

Proposed Final Structure



Mercer-WA
(Washington)
Zellstoff Celgar Limited
(British Columbia, Canada)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-Rosenthal GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)